Filed by Banco Santander (Brasil) S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

BANCO SANTANDER (BRASIL) S.A.
C.N.P.J. nº 90.400.888/0001-42
Publicly-held Company with Authorized Capital
NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to Ruling 358/02 of Comissão de Valores Mobiliários, hereby makes known that it was informed by its indirect controlling shareholder, Banco Santander, S.A. (“Santander Spain”), that the latter intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain (“Transaction”).

The Transaction will be voluntary, and, therefore, the shareholders of Santander Brasil may choose whether or not to accept the offer, and the Transaction will not be subject to a minimum acceptance level. The shareholders of Santander Brasil that accept the offer will receive in payment Brazilian or American Depositary Receipts (BDRs or ADRs) representing shares issued by Santander Spain, thus becoming shareholders of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

The Transaction is subject to fulfillment of certain conditions precedents, including registration of Santander Spain as a foreign issuer before Comissão de Valores Mobiliários (Brazilian Securities Exchange Commission), acceptance of Santander Spain’s BDRs for trading at BM&FBovespa, approval at Santander Brasil’s general shareholders’ meeting, registration of the voluntary acquisition offer at CVM, preparation of the economic valuation report of Santander Brasil, and approval at Santander Spain’s general shareholders’ meeting of the issuance of the new shares which will be delivered in payment, in addition to other relevant regulatory authorizations.

Attached to this material fact are the press release published on the date hereof by Santander Spain about the Transaction containing further information, including the proposed payment, in its original version and translation into English.

Santander Brazil will keep its shareholders and the market in general informed about any new material facts inherent to the Transaction.

São Paulo, April 29, 2014.
Carlos Alberto Lopez Galan
Investor Relations Officer
Banco Santander (Brasil) S.A.

Press Release

Santander announces an offer to acquire 25% of its Brazilian subsidiary

■	The transaction would be paid for with up to approximately 665 million shares of Banco Santander, equivalent to EUR 4,686 million.

■	The offer reflects Santander’s confidence in its Brazilian subsidiary and in its long-term growth potential.

■	There is no minimum tender condition. Acceptance is voluntary.

■	The offer is attractive to Santander Brasil shareholders, who will receive a 20%i premium.

■	The offer will appeal to Santander’s shareholders given that it would increase earnings per share as from the first year.

■
Santander Brasil would remain listed on the Sao Paulo stock exchange. Santander maintains its policy of operating through subsidiaries independent in terms of capital and liquidity and, if possible, listed.

■	Banco Santander’s shares would be listed on the Sao Paulo stock exchange.

Madrid, 29 April 2014. Banco Santander’s Board of Directors has resolved to make an offer to acquire all shares of Banco Santander Brasil not already held by Grupo Santander, representing approximately 25% of Santander Brasil’s share capital. Banco Santander will offer a 20% premium over the last closing market price. The consideration offered under the transaction, which is expected to be completed by October, would be paid by means of Banco Santander shares.

The offer is voluntary and, therefore, minority holders of Santander Brasil may choose whether or not to participate in the transaction, which is not subject to a minimum acceptance level. Santander will acquire all shares held by shareholders accepting the offer and has no intention of causing the delisting of Santander Brasil from either the Sao Paulo stock exchangeii or the New York Stock Exchange. Banco Santander shares will be traded on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs).

Shareholders who accept the offer will receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Banco Santander for every unit or ADR of Santander Brasiliii.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

If all shares held by minority shareholders were tendered in the offer, Banco Santander would have to issue approximately 665 million shares, which represent 5.8% of the current share capital (EUR 4,686 millioniv).

The offer reflects Banco Santander’s confidence in Brazil and its Brazilian subsidiary as well as the latter’s long-term growth potential. Santander offers Santander Brasil’s shareholders the opportunity to exchange their shares for a 20% premium or to remain as shareholders in Santander Brasil.

The transaction is beneficial for Banco Santander Brasil’s shareholders as well as for the shareholders of the parent company, Banco Santander. Minority shareholders of Banco Santander Brasil will profit from the transaction since they will be awarded a 20% premium, which entails a higher Price Earnings Ratio (PER) than that of its competitors, according to market consensus. Moreover, given that consideration takes the form of shares of Banco Santander, minority shareholders will continue to benefit from exposure to Brazil as well as from a security with high diversification and growth prospects.

The transaction is also beneficial for the shareholders of Banco Santander, given that it will increase their Earnings Per Share (EPS) from the outset. The market consensus anticipates that Santander Brasil will obtain a profit close to 6,400 million of reais brasileiros in 2015 (equal to, approximately, EUR 2,000 million) from which, with its current share capital participation, approximately EUR 1,500 million would be attributable to Grupo Santander. Therefore, if all shares held by minority shareholders are tendered in the offer, Santander Brasil would contribute to Grupo Santander with an additional amount of approximately EUR 500 million in 2015, entailing a 1.3% increase in the EPS in 2015 and a 1.1% increase in the EPS in 2016. The impact of the transaction on the core capital would be almost neutral, since, in the event that all the minority shareholders accepted the offer, this would contribute three basis points to the core capital.

The offer will be subject to customary conditions for this type of transaction, including the granting of the relevant regulatory authorizations and approval at Banco Santander’s general shareholders’ meeting.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at  www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

i	Based on Santander Group closing price of EUR 7.046, Santander Brasil closing price of BRL 12.74 and an exchange rate of 3.104 BRL/EUR on 28 April 2014.
ii	Santander Brasil´s listing will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.
iii
Representing an exchange ratio of 0.350 shares of Banco Santander for each ordinary share of Santander Brasil (“ONs”) and of 0.350 shares of Banco Santander for each preferential share of Santander Brasil (“PNs”), which assumes complete execution, prior to the liquidation of the offer, of the resolutions passed at the General Assembly of Santander Brasil on 18 March 2014 through which (i) Santander Brasil shareholders were assigned, for no consideration, five new PNs for every 55 ONs and 50 PNs held at that time and (ii) a reverse split was approved to divide the number of outstanding ONs and PNs by 55. If on the liquidation date the aforementioned resolutions had not been fully executed, the exchange ratio would be adjusted proportionally.

iv
Taking into account the market price of Banco Santander at closing on 28 April and an exchange rate BRL/EUR of 3.104 on that date, but without taking into consideration the shares to be issued by virtue of the Scrip Dividend Scheme (Santander Dividendo Elección) currently underway, the results of which will be announced on 29 April.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com